1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2006.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 11, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 2005 Annual General Meeting ("AGM") of Aluminum Corporation of China Limited (the "Company") will be held at 10:00 a.m. on Wednesday, May 10, 2006 at the Conference Room on 15th Floor, Block B, No. 33 Tongtai Building, Jin Rong Street, Xi Cheng District, Beijing, People's Republic of China (the "PRC") for the following purposes:

1.	To consider and approve the Report of the Directors of the Company for the year ended December 31, 2005;
2.	To consider and approve the Report of the Supervisory Committee of the Company for the year ended December 31, 2005;
3.	To consider and approve the report of the international auditors and the audited financial statements of the Group and the Company for the year ended December 31, 2005;
4.

To consider and approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended December 31, 2005 and to authorise the Board of Directors of the Company to distribute such dividend to its shareholders;

5.	To consider and determine the remuneration of the Directors and Supervisors of the Company for the year ending December 31, 2006;
6.

To consider and approve the appointment of PricewaterhouseCoopers, Hong Kong Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (Chinese Character) as the Company's international and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the Board of Directors of the Company to determine their remuneration;

7.	To consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 5 per cent or more of the shares carrying the right to propose resolutions at such meeting.
SPECIAL RESOLUTIONS
8.	To consider and approve the following resolution by way of special resolution:
"THAT:
(1)

the Company be authorized to issue short-term bonds (the "Short-term Bonds") in the PRC with a principal amount of up to RMB 5 billion during the period from the date when approval from the Company's shareholders is obtained and expiring at the conclusion of the annual general meeting of the Company for the year ending December 31, 2006 (the "Proposed Short-term Bond Issue");

(2)

the Chairman (the "Chairman") of the board of directors of the Company (the "Board") or any person authorized by the Chairman be authorized to determine and finalise the terms and conditions of and any relevant matters in relation to the Proposed Short-term Bond Issue based on the needs of the Company and the market conditions at the time of the issuance, including determining and finalizing the final principal amount and interest rates of the Short-term Bonds; and

(3)

the Board be authorized to execute all necessary documents, to conduct appropriate information disclosures and/or to do all such things and acts as are considered necessary or expedient and in the interests of the Company for the purpose of effecting or otherwise in connection with its Proposed Short-term Bond Issue or any matter incidental thereto."

9.	To consider and approve the following resolution by way of special resolution:
"THAT:

the following authorizations and approvals contained in Special Resolution No. 9 passed at the 2004 Annual General Meeting of the Company held on June 9, 2005 relating to the proposed issue of a maximum of 1,500,000,000 A shares of the Company ("A Shares") (the "Proposed issue of A Shares") be refreshed for one year from the date of passing of this special resolution until the conclusion of the AGM of the Company for the year ending December 31, 2006 and particulars of the authorizations and approvals contained in Special Resolution No. 9 to be refreshed are set out as follows:

9.1	The Proposed issue of A Shares be authorized and approved subject to the following conditions:
(1)

The Company will issue a maximum of 1,500,000,000 A Shares (representing approximately 19.35% of all issued domestic shares of the Company as at the date of the passing of this resolution) to the PRC public;

(2)	The nominal value is RMB1.00 per A Share;
(3)	The A Shares issued under the Proposed issue of A Shares be listed on the Shanghai Stock Exchange of the PRC;
(4)

The target subscribers of the A Shares are PRC individuals and institutional investors (including qualified foreign institutional investors recognised in the PRC) having A Share accounts with the Shanghai Stock Exchange of the PRC, except those prohibited under PRC laws and regulations;

(5)

The Board of Directors be authorized to determine the issue price per A Share in accordance with market principles based on the PRC securities market condition at the time when the Proposed issue of A Shares takes place, and in compliance with relevant regulatory requirements;

(6)

Following completion of the Proposed issue of A Shares, the shares of the Company currently in issue and the A Shares to be issued will rank equally with the shares of the Company currently in issue in respect of their entitlement to the Company's undistributed retained profits at the time when the Proposed issue of A Shares takes place;

(7)

The Board of Directors of the Company be authorized to determine and deal with at its discretion(a) all matters in relation to the Proposed issue of A Shares (including but not limited to the specific timing of issue, number of A Shares to be issued, issue mechanism, pricing, issue price, target subscribers and the number and proportion of A Shares to be issued to each subscriber); (b) to sign or execute all necessary documents (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement(s), the listing agreement, the sponsorship agreement and various related announcements); (c) to effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on the Shanghai Stock Exchange); (d) to take all other necessary actions in connection with the Proposed issue of A Shares; and (e) to handle all registration required in relation to changes in the registered capital of the Company following the completion of the Proposed issue of A Shares; and

(8)

The authorization be effective for a period of 12 months from the date of passing of this special resolution until the conclusion of the annual general meeting of the Company for the year ending December 31, 2006, subject to the approval of China Securities Regulatory Committee.

9.2	The intended use of proceeds from the Proposed issue of A Shares, subject to approval of China Securities Regulatory Committee, be authorized and approved as follows:
(1)	approximately RMB1,974 million will be used to fund an alumina brownfield project of the Company's Henan branch;
(2)	approximately RMB538 million will be used to fund an alumina production-line project of the Company's Zhongzhou branch;
(3)	approximately RMB1,724 million will be used to fund an alumina brownfield and environmental enhancement project of the Company's Guizhou branch;
(4)

approximately RMB120 million will be used to invest in Shanxi Huaze Aluminum and Power Company Limited, which investment is expected to be used to fund and develop its aluminum and power generating project (Note: The proposed amount of investment in this project has been updated to take into account of the changes since the 2004 Annual General Meeting.) ;

(5)	approximately RMB2,000 million will be used to fund the third phase of an alumina brownfield project of the Company's Guangxi branch;
(6)	approximately RMB98 million will be used to fund a greenfield project of pseudoboehmite production of the Company's Shandong branch;
(7)	approximately RMB105 million will be used to fund a greenfield project of zeolite production of the Company's Shandong branch;
(8)	approximately RMB150 million will be used to fund a limestone improvement project of the Company's Shanxi branch;
(9)	approximately RMB150 million will be used to fund an alumina improvement project of the Company's Shanxi branch.
(10)

The Board be authorised to adjust and finalise the Company's proposal regarding its use of proceeds from the Proposed issue of A Shares (including the specific projects to be invested, the priority and the relevant amounts required) by reference to the then budgeted financing needs of the projects and the relevant industry and regulatory approval requirements and other relevant circumstances;

(11)

If the proceeds from the Proposed issue of A Shares are insufficient to fund all or any of the intended projects, the Board be authorized to fund any deficit out of the internal resources of the Company, and in the event that there is any excess proceeds, any such balance of the proceeds be used as the Company's general working capital."

10.	To consider and approve the following resolution by way of special resolution:
"THAT:
In connection with the Proposed issue of A Shares by the Company as set out in Resolution no. 9 above:
(1)

the proposed amendments to the Articles of Association of the Company as set out in the circular of the Company to be despatched to shareholders no later than April 3, 2006 be authorized and approved; and

(2)

the Board be authorized to make further amendments to the Articles of Association of the Company to meet the specific conditions of the public offer of the Proposed issue of A Shares and in accordance with the opinion, notices and requirements of the relevant regulatory authorities and the relevant law and regulations in force at the time of the proposed issue of A Shares and to make all necessary filings and registrations of the amended Articles of Association fo the Company with the relevant PRC, Hong Kong and other authorities."

11.	To consider and, if thought fit, approve the following resolution by way of special resolution:
"THAT:
(1)

there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional H Shares in the capital of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a)

such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b)

the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors of the Company shall not exceed 20 percent of the aggregate nominal amount of H Shares in issue as at the date of this Resolution; and

(c)

the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

FOR THE PURPOSES OF THIS RESOLUTION:

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or
(ii)	the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and
(2)	contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the Board of Directors be authorised to:
(a)

approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b)	to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and
(c)

to increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company."

As at the date hereof, the Directors are Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors), Mr. Shi Chungui, Mr. Joseph C. Muscari (Non-executive Director) and Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-executive Directors).

By order of the Board of Directors Xiao Yaqing Chairman
Beijing, China March 13, 2006 Notes:
(a)

The H Share register of the Company will be closed from Tuesday, April 11, 2006 to Wednesday, May 10, 2006 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose names appear on the Company's Register of Members at the close of business on Monday, April 10, 2006, are entitled to attend and vote at the AGM after completing the registration procedures for attending the meeting.

The address of Hong Kong Registrars Limited, the H Share registrar of the Company, is as follows: 46/F, Hopewell Centre 183 Queen's Road East Wanchai Hong Kong
(b)

Holders of Domestic Shares or H Shares, who intend to attend the AGM, must complete the reply slips for attending the AGM and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the AGM, i.e. no later than Friday, April 21, 2006.

Details of the Secretary Office to the Board of Directors of the Company are as follows:

No. 12B Fuxing Road
Haidian District
Beijing
People's Republic of China
Postal code:100814
Tel: 86-10-6398 5654
        86-10-6397 1613
Fax: 86-10-6396 3874

(c)

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for 2005.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM, Notes (c) to (d) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Secretary Office to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the AGM or any adjournment, thereof in order for such documents to be valid.

(g)

If a proxy attends the AGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints a corporate representative to attend the AGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the Board of Directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(h)	The AGM is expected to last for half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.
* For identification only
About the Company
Our contact information of this release is:

*	Business address: No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
*	Telephone number: (86-10) 6397 1767
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary